Exhibit 99.2

Nano Dimension Leading Manufacturing into the Future 3 rd Quarter 2023 Results & Earnings Call Yoav Stern, CEO Tomer Pinchas, COO & Acting CFO Julien Lederman, VP Corporate Development November 28 th , 2023

© 2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 2 Forward Looking Statements This presentation of Nano Dimension Ltd . (the “Company” or “Nano Dimension”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses its organic growth, increasing margins, business model, steady revenue growth compared to its peers, potential share repurchases and the potential benefits from the Reshaping Nano Initiative, including estimated annual savings . Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31 , 2022 , filed with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements .

Highlights – Q3/2023 (Best Q3 in Nano's History)

Important Milestones Underscore Strong Business Momentum

Headline financials

- Organic growth of revenue to $12.2M
  - 22% higher than the same quarter in 2022
  - 33% higher than the first 9 months in 2022
- Increased gross profit of $5.4M
  - 198% higher than the same quarter in 2022
  - 189% higher than the first 9 months in 2022
- Improved gross margins by 26% (IFRS) and 20% (non-IFRS) basis points
  - 44% vs, 18% in Q3-2022 (IFRS)
  - 48% vs. 28% in Q3-2022 (non-IFRS)[1]

Corporate governance & management

- September 7th Annual General Meeting (AGM) ended with NNDM's directors continuing stewardship
- Made several governance changes based on ISS & Glass Lewis recommendations and investor engagement relating to size, refreshing, and responsibilities

Notable customer successes[2]

- Additional Department of Defense Military Branch
- Largest order ever going to a Space Technology leader

Product and R&D developments

- Flight Hub software release enabling new design to manufacturing capabilities for AME
- Biocompatible AME materials for medical applications
- Fabrica Micro-AM systems opened to 3rd party materials
- Admaflex developed new entry level system

INSU 200 – New Revolutionary Material

1 See reconciliation of IFRS to non-IFRS in slide 12
2 Cannot reveal certain customer names based on the confidentiality agreements outlined in certain contracts

©2023 Nano Dimension. All Rights Reserved.
Distribution, Citation or Copying Without Permission is Strictly Prohibited.
NANODIMENSION Electrifying Additive Manufacturing
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Financials – Q3/2023

Strong Business Performance
Driving Improved Financial Strength

In USD	Q3 2022	Q3 2023
Revenue	$10.0M	**$12.2M**
Gross Profit (IFRS)	$1.8M	**$5.4M**
Gross Margin (IFRS)	18%	44%
Adjusted Gross Profit (non-IFRS)[1]	$2.8M	**$5.8M**
Adjusted Gross Margin (non-IFRS)[1]	**28%**	**48%**
EBITDA (loss)	($69.5M)	**($76.6M)**
Adjusted EBITDA (loss)[1]	($24.2M)	**($30.1M)**
R&D Expenses[2]	$13.5M	**$10.6M**
Activist Damages & Expenses[3]	$0.0M	$10.6M
Net loss	($67.1M)	**($66.9M)**
Net cash used in operations	($22.3M)	**($19.5M)**
Net cash used in operations, minus interest received[1]	**($20.2M)**	**($7.7M)**

Year-over-year improvements

Revenue

- 22% revenue growth; reflecting organic growth
- **12 straight quarters** of year-on-year growth

Gross profit

- 198% gross profit increase and **112% adjusted gross profit increase**; demonstrating strengthening of business model and pricing power[1]

Gross margins

- **26% gross margin and 20% adjusted gross margin improvement** in absolute terms; demonstrates ongoing improvement in business model strength

1 See reconciliation of IFRS to non-IFRS in slide 12
2 R&D expenses that are part of Adjusted EBITDA (loss)
3 Expenses related to activist shareholder driven damages and expenses

©2023 Nano Dimension. All Rights Reserved.
Distribution, Citation or Copying Without Permission is Strictly Prohibited.
NANODIMENSION Electrifying Additive Manufacturing
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© 2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 5 $5M $10M $20M $30M $39M $44M $48M $52M $54M $0M $15M $30M $45M $60M Q3 2021 LTM Q4 2021 LTM Q1 2022 LTM Q2 2022 LTM Q3 2022 LTM Q4 2022 LTM Q1 2023 LTM Q2 2023 LTM Q3 2023 LTM Growth Scaling Up Growth for Last Twelve Months (LTM) Revenue Demonstrates Business Momentum

© 2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 6 28% 48% 0% 10% 20% 30% 40% 50% Q3 2022 Q3 2023 Robust Year - on - Year Results Exemplify Increasing Financial Strength Strong Key Financial Despite Challenging Market Revenue Adjusted Gross Margin % (non - IFRS) 1 $10.0M $12.2M $0M $5M $10M $15M Q3 2022 Q3 2023 +22% YoY 1 See reconciliation of IFRS to non - IFRS in slide 12 Adjusted non - IFRS IFRS Adjusted non - IFRS IFRS

© 2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 7 Source Q3 2023 – Q3 2022 YoY Revenue Increase % / Decrease % ([DDD, DM, MKFG, SSYS] Q3 2023 filings) 1 Peer Group Avg. includes the overall average of DDD, DM, MKFG, SSYS Q3 2023 – Q3 2022 YoY Revenue increase % / decrease % (6%) (9%) (4%) (20%) (10%) 22% (25%) (20%) (15%) (10%) (5%) 0% 5% 10% 15% 20% 25% 30% Peer Group Avg. 1 Growth Outpaces Peers Sales Continue to Grow Despite Headwinds Faced by Peers Nano Dimension vs. Peers Revenue Growth for Q3/2023 vs. Q3/2022

© 2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 8 Capital allocation ▪ NNDM completed most of its initial $100M share repurchase plan ( “buy - back program”) ▪ There is now additional $200M program approved that will be executable until October 2024 Commencement of “Reshaping Nano Initiative” ▪ NNDM started and since accelerated a program designed to get the business operating income positive by 2025 ▪ Initiative focuses on synergies and clearer financial targets for the NNDM’s groups ▪ $ 30M in annual cost savings are expected, which should begin to appear in Q1/2024 results The Annual General Meeting (AGM) – Improving Governance in Board of Directors ▪ Shareholder support kept NNDM’s existing directors as stewards ▪ Based on ISS & Glass Lewis recommendations : ▪ Reduced Board by 2 Directors ▪ Split roles of Chairman & CEO ▪ Add 4 - Star General M. X. Garrett to the Board Renewed Stewardship and Reshaping Nano The Company Listened to Shareholders and has Ushered In Several Shareholder Friendly Changes

© 2022 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 9 Q&A

Appendix

Reconciliation for Non-IFRS Measures

EBITDA is a non-IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses and amortization of assets recognized in business combination and interest income. We believe that EBITDA, as described above, should be considered in evaluating the Company's operations. EBITDA facilitates the Company's performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company's operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses, interest income, finance income for revaluation of assets and liabilities, exchange rate differences and share-based payments. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the Company's operations. Like EBITDA, Adjusted EBITDA facilitates the Company's performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from revaluation of assets and liabilities, exchange rate differences and share-based payment expenses. Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company's operating performance without regard to non-cash items, such as expenses related to revaluation, exchange rate differences and share-based payments.

Adjusted gross profit, excluding depreciation and amortization and share-based payments expenses, is a non-IFRS measure and is defined as gross profit excluding amortization expenses. We believe that adjusted gross profit, as described above, should also be considered in evaluating the Company's operations. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company's performance without regard to non-cash items, such as amortization expenses. Adjusted gross margin is calculated by dividing the adjusted gross profit by the revenues.

EBITDA, Adjusted EBITDA, and Adjusted gross profit do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate these measures differently than we do.

©2023 Nano Dimension. All Rights Reserved.
Distribution, Citation or Copying Without Permission is Strictly Prohibited.
NANODIMENSION Electrifying Additive Manufacturing®
11

© 2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 12 Reconciliation for Non - IFRS Measures The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Standards (“IFRS”), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adju ste d Gross Profit. See full reconciliation and explanation in Q3 2023 Nano Dimension press release published November 28 th , 2023 1 Excluding share based payments expenses, deprecation and amortization For the Three - Month Period Ended September 30 th , 2023 Amounts in thousands of USD (66,873) Net loss (273) Tax income 1,588 Depreciation and amortization (11,008) Interest income (76,566) EBITDA 40,160 Finance income from revaluation of assets and liabilities 2,015 Exchange rate differences 4,268 Share - based payments expenses (30,123) Adjusted EBITDA (loss) For the Three - Month Period Ended September 30 th , 2023 For the Three - Month Period Ended September 30 th , 2022 5,369 1,799 Gross profit 89 589 Depreciation and amortization 377 370 Share - based payments expenses 5,83 5 2,758 Adjusted gross profit (19,545) (22,345) Net cash used in operations 11,806 2,143 Interest earned ( 7,739 (20,202) Net cash used in operations, minus interest received

© 2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 13 Amounts in thousands of USD Key Metrics Q3 2023 Cash Flow Balance Sheet Income Statement Q3 2023 Q3 2022 Q3 2023 Q3 2022 Q3 2023 Q3 2022 (19,545) (22,345) CF from operations 1,005,534 1,189,017 Cash cash balance 2 and marketable securities 12,158 9,998 Total Revenue 122,708 (313,819) CF from investing activities 1,073,067 1,275,927 Total Assets 5,835 2,758 Adjusted Gross Profit 1 (67,304) (821) CF from financing activities 588 785 Total Debt Loans from banks 48% 28% Adjusted Gross Margin 1 35,859 (336,985) Change in Cash and cash equivalents 50,924 44,346 Total Liabilities (30,123) (24,201) Adjusted EBITDA (loss) 1 1,02 1,483 1,230,716 Equity attributable to owners of the Company (66,873) (67,133) Net loss 1 See reconciliation of IFRS to non - IFRS in slide 12 2 Including cash equivalents and bank deposits